SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30819; 812-13825]

American Beacon Funds, et al.; Notice of Application

December 5, 2013

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as

from certain disclosure requirements.

Summary of Application: Applicants request an order that would permit them to enter into and

materially amend subadvisory agreements without shareholder approval and would grant relief

from certain disclosure requirements. The order would supersede a prior order ("Prior Order").[1]

Applicants: American Beacon Funds and American Beacon Select Funds (collectively, the

"Trusts") and American Beacon Advisors, Inc. ("American Beacon" and collectively,

"Applicants").

Filing Dates: The application was filed on September 20, 2010, and amended on December 10,

2012, March 13, 2013 and November 1, 2013.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on December 27, 2013,

and should be accompanied by proof of service on the applicants, in the form of an affidavit or,

for lawyers, a certificate of service. Hearing requests should state the nature of the writer's

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[1]   Investment Company Act Rel. Nos. 21995 (May 30, 1996) (notice) and 22040 (Jun. 25, 1996)
(order).

interest, the reason for the request, and the issues contested. Persons who wish to be notified of a

hearing may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F

Street, NE, Washington, DC 20549-1090. Applicants: 4151 Amon Carter Blvd, MD 2450, Fort

Worth, TX 76155.

For Further Information Contact: Jean E. Minarick, Senior Counsel, at (202) 551-6811, or

Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management,

Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

1.   Each Trust is organized as a Massachusetts business trust and is registered under the

Act as an open-end management investment company. The Trusts currently offer separate series

(each a "Fund"), each of which has its own investment objectives, policies and restrictions.[2] A

Manager registered as an investment adviser under the Investment Advisers Act of 1940

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[2]   All existing registered investment companies that currently intend to rely on the order are named
as Applicants. Applicants request relief with respect to the existing and future Funds of the Trusts and
any other existing or future registered open-end management investment company or series thereof that:
(a) is advised by American Beacon or any entity controlling, controlled by, or under common control with
American Beacon (each, a "Manager") or its successors; (b) uses the manager of managers structure
described in the application; and (c) complies with the terms and conditions of the application (each a
"Sub-Advised Fund" and collectively, the "Sub-Advised Funds"). For purposes of the requested order,
"successor" is limited to an entity or entities that result from a reorganization into another jurisdiction or a
change in the type of business organization. If the name of any Sub-Advised Fund contains the name of a
Sub-Adviser (as defined below), the name of the Manager that serves as the primary adviser to the Sub-
Advised Fund will precede the name of the Sub-Adviser.

("Advisers Act") will serve as the investment adviser to each Fund pursuant to a separate investment management agreement (each a "Management Agreement" and collectively, the "Management Agreements") with the Fund. Each Management Agreement was or will be approved by each respective Fund's shareholders and the relevant Trust's board of trustees (the "Board"), including a majority of the trustees who are not "interested persons," as defined in section 2(a)(19) of the Act, of the Trust or the Manager ("Independent Trustees"). The terms of each Management Agreement comply with sections 15(a) and 15(c) of the Act and rule 18f-2 under the Act. Applicants are not seeking any exemptions from the provisions of the Act with respect to the Management Agreements.

2.   Under the terms of each Management Agreement, the Manager, subject to the oversight of the Board, has the primary responsibility for the management of the Funds in accordance with each Fund's investment objective, policies and restrictions. For its services to each Fund, the Manager receives a management fee from that Fund as specified in the applicable Management Agreement. The terms of each Management Agreement also permit the Manager, subject to the approval of the relevant Board, including a majority of the Independent Trustees, and the shareholders of the applicable Fund (if required by applicable law), to delegate portfolio management responsibilities of all or a portion of the Fund to one or more sub-advisers ("Sub-Advisers"). The Manager has entered into sub-advisory agreements ("Sub-Advisory Agreements") with various Sub-Advisers to provide investment advisory services to the Subadvised Funds.[3] Each Sub-Adviser is, and each future Sub-Adviser will be, an investment

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[3]   As of the date of the application, the Manager had allocated investment responsibility for each Sub-Advised Fund as follows: (a) American Beacon Acadian Emerging Markets Managed Volatility Fund – Acadian Asset Management LLC; (b) American Beacon Balanced Fund – the Manager, Barrow, Hanley, Mewhinney & Strauss, LLC ("Barrow"), Brandywine Global Investment Management, LLC

adviser as defined in section 2(a)(20) of the Act as well as registered, or not subject to registration, with the Commission as an "investment adviser" under the Advisers Act. The Manager evaluates, allocates assets to and oversees the Sub-Advisers, and makes recommendations about their hiring, termination and replacement to the relevant Board, at all times subject to the authority of the relevant Board.

3. Under each Management Agreement, the Manager receives a management fee ("Management Fee") from each Fund. Currently, with respect to certain Sub-Advised Funds, the Management Fee is comprised of two components which are (a) a fee for the Manager, and (b) the applicable subadvisory compensation ("Two Component Management Fee"). For these Sub-Advised Funds, the Manager collects the fees from each Sub-Advised Fund and pays such fees to

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("Brandywine"), and Hotchkis and Wiley Capital Management, LLC ("Hotchkis"); (c) American Beacon Bridgeway Large Cap Value Fund - Bridgeway Capital Management, Inc.; (d) American Beacon Earnest Partners Emerging Markets Equity Fund – EARNEST Partners, LLC; (e) American Beacon Emerging Markets Fund - Brandes Investment Partners, LP, Morgan Stanley Investment Management Inc., and The Boston Company Asset Management, LLC ("TBCAM"); (f) American Beacon Flexible Bond Fund – Brandywine, GAM International Management, Ltd., and Pacific Investment Management Company LLC; (g) American Beacon High Yield Bond Fund - Franklin Advisers, Inc., Logan Circle Partners, L.P., and PENN Capital Management Company, Inc.; (h) American Beacon Holland Large Cap Growth Fund - Holland Capital Management, LLC; (i) American Beacon Intermediate Bond Fund – the Manager and Barrow; (j) American Beacon International Equity Fund - Causeway Capital Management LLC, Lazard Asset Management LLC, and Templeton Investment Counsel, LLC; (k) American Beacon Large Cap Value Fund – Barrow, Brandywine, Hotchkis and Massachusetts Financial Services, Co.; (l) American Beacon Mid-Cap Value Fund – Barrow, Lee Munder Capital Group, LLC, and Pzena Investment Management, LLC; (m) American Beacon Retirement Income and Appreciation Fund – the Manager and Calamos Advisors, LLC; (n) American Beacon SGA Global Growth Fund – Sustainable Growth Advisers, LP; (o) American Beacon SiM High Yield Opportunities Fund - Strategic Income Management, LLC; (p) American Beacon Small Cap Value Fund – Barrow, Brandywine, Dreman Value Management, LLC, Hotchkis, Opus Capital Group, LLC and TBCAM; (q) American Beacon Small Cap Value II Fund - Dean Capital Management, LLC; Fox Asset Management LLC, and Signia Capital Management, LLC; (r) American Beacon Stephens Mid-Cap Growth Fund - Stephens Investment Management Group, LLC ("SIMG"); (s) American Beacon Small Cap Growth Fund – SIMG; (t) American Beacon The London Company Income Equity Fund - The London Company of Virginia, LLC; (u) American Beacon Treasury Inflation Protected Securities Fund - NISA Investment Advisors, LLC and Standish Mellon Asset Management Company, LLC; (v) American Beacon Zebra Global Equity Fund - Zebra Capital Management, LLC ("Zebra") and (w) American Beacon Zebra Small Cap Equity Fund - Zebra.

the applicable Sub-Advisers. For certain other Sub-Advised Funds, currently the Manager

receives a one component Management Fee ("Unitary Management Fee") and pays subadvisory

compensation from the Management Fee. With respect to certain other Sub-Advised Funds, the

Management Fee is comprised solely of a fee for the Manager and those Sub-Advised Funds

each pays the sub-advisory compensation directly to the Sub-Adviser pursuant to a Sub-Advisory

Agreement among the Sub-Adviser, the Manager and the Fund ("Tri-Party Sub-Advisory

Agreement"). In the future, new Funds will compensate Sub-Advisers pursuant to either a Tri-

Party Sub-Advisory Agreement or a Unitary Management Fee arrangement.[4]

    4. Applicants request an order to permit the Manager, subject to Board approval, to

select certain Sub-Advisers to manage all or a portion of the assets of a Fund pursuant to a Sub-

Advisory Agreement and materially amend Sub-Advisory Agreements without obtaining

shareholder approval. The requested order would supersede the Prior Order. The requested

relief will not extend to any Sub-Adviser that is an affiliated person, as defined in section 2(a)(3)

of the Act, of a Trust, a Fund or the Manager, other than by reason of serving as a Sub-Adviser

to a Fund ("Affiliated Sub-Adviser").

    5. Applicants also request an order exempting the Sub-Advised Funds from certain

disclosure provisions described below that may require the Applicants to disclose fees paid by

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[4]   Promptly after the issuance of the requested order, the Manager intends to use its reasonable best efforts to cause the Board and each applicable Sub-Adviser that receives payment from the Manager pursuant to a Two Component Management Fee to agree to enter into a Tri-Party Sub-Advisory Agreement under which each such Sub-Adviser would be paid directly by such Fund as well as to make a corresponding change to the Management Agreement to eliminate the Two Component Management Fee. The changes will not result in any change in the nature or level of the actual investment advisory services provided to each Sub-Advised Fund or in any increase in the total management and advisory fees payable by a Sub-Advised Fund. Applicants will not rely on the relief requested from section 15(a) of the Act until the Board has approved all such changes.

the Manager or a Sub-Advised Fund to each Sub-Adviser. Applicants seek an order to permit

each Sub-Advised Fund to disclose (as a dollar amount and a percentage of each Sub-Advised

Fund's net assets): (a) the aggregate fees paid to the Manager and any Affiliated Sub-Advisers;

and (b) the aggregate fees paid to Sub-Advisers other than Affiliated Sub-Advisers (collectively,

the "Aggregate Fee Disclosure"). A Subadvised Fund that employs an Affiliated Sub-Adviser

will provide separate disclosure of any fees paid to the Affiliated Sub-Adviser.

6.   A Sub-Advised Fund will inform shareholders of the hiring of a new Sub-Adviser

pursuant to the following procedures ("Modified Notice and Access Procedures"): (a) within 90

days after a new Sub-Adviser is hired for any Sub-Advised Fund, that Sub-Advised Fund will

send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Information

Statement;[5] and (b) the Sub-Advised Fund will make the Multi-manager Information Statement

available on the website identified in the Multi-manager Notice no later than when the Multi-

manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first

sent to shareholders, and will maintain it on that website for at least 90 days.

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[5]   A "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Securities Exchange Act of 1934 ("Exchange Act"), and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser; (b) inform the shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Sub-Advised Funds.

A "Multi-manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

Applicants' Legal Analysis:

     1.   Section 15(a) of the Act provides, in relevant part, that it is unlawful for any person to act as an investment adviser to a registered investment company except pursuant to a written contract that has been approved by the vote of a majority of the company's outstanding voting securities. Rule 18f-2 under the Act provides that each series or class of stock in a series investment company affected by a matter must approve that matter if the Act requires shareholder approval.

     2.   Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires disclosure of the method and amount of the investment adviser's compensation.

     3.   Rule 20a-1 under the Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the Exchange Act. Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a shareholder meeting at which the advisory contract will be voted upon to include the "rate of compensation of the investment adviser," the "aggregate amount of the investment adviser's fees," a description of the "terms of the contract to be acted upon," and, if a change in the advisory fee is proposed, the existing and proposed fees and the difference between the two fees.

     4.   Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company's registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b), and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees.

5.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that the requested relief meets this standard for the reasons discussed below.

6.   Applicants assert that the shareholders expect the Manager, subject to the review and approval of the Board, to select the Sub-Advisers who have distinguished themselves through successful performance in the particular market sectors in which the Sub-Advised Funds invest. Applicants assert that, from the perspective of the shareholder, the role of the Sub-Adviser is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. Applicants state that without the delay inherent in holding shareholder meetings, a Sub-Advised Fund will be able to act more quickly and with less expense to hire a Sub-Adviser regardless of the number of Sub-Advisers employed by the Sub-Advised Fund and materially amend a Sub-Advisory Agreement when the Board and the Manager believe that the appointment of a Sub-Adviser or the amendment of a Sub-Advisory Agreement would benefit the Sub-Advised Fund. Applicants note that each Management Agreement and any Sub-Advisory Agreement with an Affiliated Sub-Adviser (if any) will remain subject to the shareholder approval requirements of section 15(a) of the Act and rule 18f-2 under the Act.

7.   Applicants assert that the requested disclosure relief would benefit shareholders of the Sub-Advised Funds because it would improve the Manager's ability to negotiate the fees paid

to Sub-Advisers. Applicants state that the Adviser may be able to negotiate rates that are below a Sub-Adviser's "posted" amounts, if the Adviser is not required to disclose the Sub-Advisers' fees to the public. Applicants submit that the requested relief will encourage Sub-Advisers to negotiate lower subadvisory fees with the Adviser if the lower fees are not required to be made public.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.　　Before a Sub-Advised Fund may rely on the order requested in the application, the operation of the Sub-Advised Fund in the manner described in the application will be approved by a majority of the Sub-Advised Fund's outstanding voting securities as defined in the Act or, in the case of a Sub-Advised Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder(s) before such Sub-Advised Fund's shares are offered to the public.

2.　　The prospectuses for each Sub-Advised Fund will disclose the existence, substance, and effect of any order granted pursuant to the application. In addition, each Sub-Advised Fund will hold itself out to the public as employing the manager-of-managers structure described in the application. The prospectus will prominently disclose that the Manager has ultimate responsibility, subject to oversight by the applicable Board, to oversee the Sub-Advisers and recommend their hiring, termination, and replacement.

3.　　The Manager will provide general management services to each Sub-Advised Fund, including overall supervisory responsibility for the general management and investment of

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each Sub-Advised Fund's assets and, subject to the review and approval of the applicable Board, will: (a) set each Sub-Advised Fund's overall investment strategies; (b) evaluate, select and recommend Sub-Advisers to manage all or a part of each Sub-Advised Fund's assets; (c) allocate and, when appropriate, reallocate the assets of each Sub-Advised Fund among Sub-Advisers; (d) monitor and evaluate the performance of the Sub-Advisers; and (e) implement procedures reasonably designed to ensure that the Sub-Advisers comply with each Sub-Advised Fund's investment objective, policies and restrictions.

4.   At all times, at least a majority of each Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

5.   The Manager will not enter into a Sub-Advisory Agreement with any Affiliated Sub-Adviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Sub-Advised Fund.

6.   Whenever a Sub-Adviser change is proposed for a Sub-Advised Fund with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Sub-Advised Fund and its shareholders, and does not involve a conflict of interest from which the Manager or Affiliated Sub-Adviser derives an inappropriate advantage.

7.   No trustee or officer of a Sub-Advised Fund or director or officer of the Manager, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Sub-Adviser except for ownership of interests in the Manager or any entity that controls, is controlled by or is under common control with the

Manager; or ownership of less than 1% of the outstanding securities of any class of equity or debt securities of any publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by or is under common control with a Sub-Adviser.

8. Sub-Advised Funds will inform shareholders of the hiring of a new Sub-Adviser in reliance on the order within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

9. In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.

10. Independent legal counsel, as defined in rule 0-1(a)(6) under the Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

11. Whenever a Sub-Adviser is hired or terminated, the Manager will provide the Board with information showing the expected impact on the profitability of the Manager.

12. The Manager will provide the Board, no less frequently than quarterly, with information about the profitability of the Manager on a per Sub-Advised Fund basis. The information will reflect the impact on profitability of the hiring or termination of any Sub-Adviser during the applicable quarter.

13. Each Sub-Advised Fund will disclose in its registration statement the Aggregate Fee Disclosure.

14.   Any changes to a Sub-Advisory Agreement that would result in an increase in the total management and advisory fees payable by a Sub-Advised Fund will be required to be approved by the shareholders of the Sub-Advised Fund.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary